EXHIBIT 99.1

Burcon Reports Fiscal 2014 Second Quarter Results

VANCOUVER, British Columbia, Nov. 13, 2013 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (Nasdaq:BUR), a leader in functional, renewable plant proteins, reported results for the fiscal second quarter ended September 30, 2013.

Operational Highlights

  Launched Peazazz™ pea protein at IFT Expo in Chicago on July 15-17. The IFT Expo attracted a number of companies interested in joint venturing in the production and distribution of Peazazz.

  In August, the company completed the commissioning and initiated operation of its Peazazz semi-works plant, and began shipping samples to the various selected companies under signed material transfer agreements.

  Commenced discussions with a number of key potential multi-national production and/or distribution partners for Peazazz.

  Burcon's manufacturing and marketing licensee for its CLARISOY™ soy protein, Archer Daniels Midland Company (ADM), continued to facilitate development activities in the global food and beverage market, as they operate the first commercial-scale plant for CLARISOY production.

  Received six U.S. patent grants and allowances covering processes for extracting plant protein, three for soy and three for canola. Subsequent to quarter-end, Burcon received another canola patent grant. The company's IP portfolio now includes 252 issued patents in various countries, with 48 in the U.S., as well as more than 445 active patent applications, including 84 in the U.S.

Management Commentary

"During the quarter, we made continued strong progress toward commercializing Burcon's unique plant protein extraction technologies," said Johann Tergesen, the company's president and COO. "This included the completion of our Peazazz semi-works facility, which coincided with our launch of Peazazz at the IFT Expo in July. Peazazz was well-received by major food and beverage makers as well as potential alliance partners. In fact, we have had initial discussions on the commercialization of our Peazazz protein with some of these companies."

"ADM has continued to facilitate development activities in the global food and beverage market with our CLARISOY soy protein."

"Our ongoing efforts to expand and protect our intellectual property portfolio around our proprietary plant protein science have resulted in 13 new U.S. patents since the beginning of the calendar year. These efforts will continue to be a major area of focus, as will our pursuit of further perfecting the science that makes our proteins already so exceptional."

"It's clear our market timing couldn't be more ideal with producers and end users looking to replace higher priced dairy proteins," continued Tergesen. "Our Peazazz pea protein has a uniquely clean flavor, so between having no taste that can clash with other ingredients and its high usability and nutritional value, Peazazz is ideal for incorporation into numerous beverage applications, as well as in a number of dairy-alternative products. Peazazz can enhance snacks, cereals and diet products, as well as fortify gluten-free, vegetarian, and vegan food products."

"Further, Peazazz has exceptional solubility, making it extremely versatile. In contrast to the major animal-based and plant-based proteins, pea protein is hypoallergenic. Beyond these amazing properties, Peazazz is more environmentally sustainable compared to other protein sources. This is due to the pea plant's unique ability to draw in nitrogen from the atmosphere and store it in their roots. These properties allow producers to use less fertilizer when replenishing the soil, making peas a desired and more sustainable crop."

"The market opportunities we see ahead are supported by the award-winning value proposition of our patented and proprietary protein technology, as well as the extraordinary quality of the potential customers and potential partners with whom we are currently engaged. Between ADM's efforts with CLARISOY and our Peazazz partnership discussions, we continue to see fiscal 2014 coming into focus as the year Burcon emerges from its development stage and begins the commercial phase of its growth."

Fiscal 2014 Second Quarter Financial Results (In Canadian Dollars)

Revenues totaled $23,500 in the second fiscal quarter of 2014, as compared to $23,900 in the prior quarter, and none in the same year-ago quarter. Revenues were derived from deferred royalty payments from ADM for CLARISOY that were recognized in the quarter.

While ADM reported its first commercial sale of CLARISOY from its semi-works facility in December 2012, suggesting CLARISOY commercialization would expand in calendar 2013, the subsequent royalty revenues from CLARISOY sales have been marginal due to lengthy product development cycles typical of major brands in the food and beverage industry.

Research and development expenses in the second fiscal quarter of 2014 were $589,000, compared to $617,000 in the prior quarter and $588,000 in the same year-ago quarter.

General and administrative (G&A) expenses in the second fiscal quarter of 2014 increased to $1.1 million from $1.0 million in the prior quarter and $775,000 in the year-ago quarter. The increase in G&A expenses over the year-ago quarter was primarily due to an increase of $234,000 in patent related activity as well as the launch of Peazazz at the IFT Food Expo.

Net loss in the second fiscal quarter of 2014 totaled $1.6 million or $(0.05) per basic and diluted share, which was virtually unchanged from the prior quarter and compares to a net loss of $1.4 million or $(0.05) per basic and diluted share the same year-ago quarter.

At September 30, 2013, cash and short-term investments totaled $4.0 million, as compared to $6.7 million at March 31, 2013. Management believes the company has sufficient resources to fund its expected level of operations and working capital requirements until at least April 2014. This estimate does not take into account potential proceeds from outstanding convertible securities, royalty revenues from the sale of CLARISOY soy protein or the commercialization of Peazazz.

The company's complete financial statements, along with management's more detailed discussion and analysis, are available in the investors section of Burcon's website at www.burcon.ca or on www.sedar.com.

Conference Call

Burcon will host a conference call later today, Wednesday, November 13, 2013. Management will host the presentation, followed by a question and answer period.

Date: Wednesday, November 13, 2013

Time: 5:00 p.m. Eastern time (2:00 p.m. Pacific time)

Dial-in (toll/international): 1-877-941-1428

Toll-free dial-in (North America): 1-480-629-9665

Conference ID: 4648555

A telephone replay of the call will be available after 8:00 p.m. Eastern time on the same day through December 13, 2013.

Replay dial-in (toll/international): 1-877-870-5176

Toll-free dial-in (North America): 1-858-384-5517

Replay conference ID: 4648555

About Burcon NutraScience Corporation

Burcon NutraScience is a leader in nutrition, health and wellness in the field of functional plant proteins. The Company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon's CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the Company, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS

"Johann F. Tergesen"

Johann F. Tergesen

President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2013. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

CLARISOY is a trademark of Archer Daniels Midland Company.

Burcon NutraScience Corporation
Condensed Consolidated Interim Balance Sheets
(Unaudited)
(Prepared in Canadian dollars)
	September 30,	March 31,
	2013	2013
	$	$
Assets

Current assets
Cash and cash equivalents	1,851,761	4,602,520
Short-term investments	2,103,355	2,085,746
Amounts receivable	15,650	34,524
Prepaid expenses	113,801	153,543

	4,084,567	6,876,333

Property and equipment	726,916	559,920

Deferred development costs	1,556,405	1,823,217

Goodwill	1,254,930	1,254,930

	7,622,818	10,514,400

Liabilities

Current liabilities
Accounts payable and accrued liabilities	617,638	447,884

Deferred revenue	273,680	320,596

	891,318	768,480

Shareholders' Equity

Capital stock	54,005,703	54,005,703

Contributed surplus	5,065,951	5,065,951

Options	9,234,282	9,064,232

Warrants	49,453	49,453

Deficit	(61,623,889)	(58,439,419)

	6,731,500	9,745,920

	7,622,818	10,514,400

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Unaudited)
For the three and six months ended September 30, 2013 and 2012

(Prepared in Canadian dollars)
	Three months ended		Six months ended
	September 30		September 30
	2013	2012	2013	2012
	$	$	$	$
Revenues
Royalty income	23,458	--	47,358	--

Expenses
General and administrative	1,056,041	775,120	2,065,877	1,520,118
Research and development	589,309	588,005	1,206,585	909,305
	1,645,350	1,363,125	3,272,462	2,429,423

Loss from operations	(1,621,892)	(1,363,125)	(3,225,104)	(2,429,423)

Interest and other income	18,252	11,338	40,634	40,658

Loss and comprehensive loss for the period	(1,603,640)	(1,351,787)	(3,184,470)	(2,388,765)

Basic and diluted loss per share	(0.051)	(0.045)	(0.101)	(0.080)
CONTACT: Media & Industry Contact:
         Michael Kirwan
         Director, Corporate Development
         Burcon NutraScience Corporation
         Tel (604) 733-0896, Toll-free (888) 408-7960
         mkirwan@burcon.ca
         www.burcon.ca

         Investor Relations Contact:
         Matt Glover or Michael Koehler
         Liolios Group Inc.
         (949) 574-3860
         bur@liolios.com